Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6 B 4M9

Item 2.	Date of Material Change

August 9, 2010

Item 3.	News Release

The Company’s news release dated August 9, 2010, was disseminated by Marketwire, Incorporated on August 9, 2010.

Item 4.	Summary of Material Change

The Company announced drill and trench results from the Tucan Project on its Oro Del Norte exploration concession located in central Panama.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Richard Fifer, Chairman of the Board of Directors of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated August 9, 2010

PETAQUILLA MINERALS LTD.

Per:	/s/ Richard Fifer
Richard Fifer
Chairman of the Board of Directors

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Exploration Drilling Update

Discovery of New Epithermal Gold Vein Systems at the Oro Del Norte Concession

Vancouver, BC – August 9, 2010: Petaquilla Minerals Ltd (“Petaquilla” or the “Company”) today announced positive drill and trench results from the Tucan Project on its Oro Del Norte exploration concession located in central Panama. The Tucan Project is approximately 20 kilometres northeast of the Company’s Molejon Mine site, within trucking distance of the mill if a commercially viable deposit is discovered. Petaquilla has also identified five other prospective gold and copper bearing targets in other areas of its concession.

As previously announced March 4, 2010, the Company has been aggressively exploring the concession and has defined an area known as the Tucan Project containing significant surface rock chip samples with dimensions of approximately 2.0 kilometres x 1.5 kilometres. The Tucan Project contains numerous drill ready targets.

Diamond Drilling Program

During the second calendar quarter of 2010, the Company commenced Phase 1 of its planned 5,000 metre diamond drilling program on the first of the identified drill targets. The below results are the first to be released from this drilling program on the Oro Del Norte concession where three drill rigs are currently turning.

To date, 17 diamond drill holes for a total of 2,741 metres have been completed on the initial four target areas within the Tucan Project testing the mineralized structures identified by surface mapping and trenching.

Results for the first 15 drill holes have been received.

Drill result highlights include:

Table 1:
Hole ID	From (metres)	To (metres)	Intercept Length (metres)	Au (g/t)
TCDH-001	15.46	22.35	6.89	1.89
includes	15.46	16.15	0.69	11.25
TCDH-002	63.00	64.00	1.00	2.47
TCDH-002	81.30	94.70	13.40	1.47
includes	91.30	94.70	3.40	3.48
TCDH-003	41.00	43.00	2.00	3.39
TCDH-005	24.30	32.05	7.75	0.99
includes	26.30	27.35	1.05	2.51
TCDH-007	57.45	59.50	2.05	1.38
includes	57.45	58.00	0.55	3.59
TCDH-007	97.00	98.00	1.00	1.48
TCDH-011	0.00	1.50	1.50	3.06
TCDH-011	34.50	35.40	0.90	1.32
TCDH-011	60.55	61.70	1.15	2.42
TCDH-011	96.70	98.00	1.30	1.50
TCDH-012	90.50	92.00	1.50	2.33
includes	90.50	91.25	0.75	3.06
TCDH-014	55.80	59.00	3.20	2.32
includes	55.80	58.00	2.20	2.77
TCDH-014	59.75	64.00	4.25	1.45
includes	59.75	61.55	1.80	2.54
TCDH-015	171.25	175.00	3.75	0.70
TCDH-015	178.00	180.00	2.00	1.48
includes	179.00	180.00	1.00	2.28
TCDH-015	183.00	184.00	1.00	1.04

Notes:

(1)	Assay results for drill holes TCDH-001 to TCDH-010 have been analyzed by ALS Chemex in North Vancouver, BC, Canada.
(2)	Assay results for drill holes TCDH-011 to 015 have been analyzed by Petaquilla’s on-site analytical laboratory, which is not a certified independent laboratory, located at the Company’s Molejon Gold Project. Duplicate samples have been collected and sent to ALS Chemex in North Vancouver for verification and the Company is awaiting the results of independent analysis. The Company utilizes the service of its in-house laboratory as it is able to provide a 24 hour turnaround for assay results and, thus, enabling the Company to quickly verify its exploration strategy on the ground.

(3)	Drill intersections tabulated under ‘Intercept Length’ are reported as drilled thicknesses. Based on core axis to structure angles, true widths are estimated to be 70% to 90% of the interval lengths.

These initial drill holes were completed on the first four drill targets to determine both the style and grade of mineralization in addition to the attitude of the mineralization in this structurally controlled environment. This drilling has achieved these objectives. The mineralized structures tested to date are both steeply southwest and northeast dipping and have a northwest to southeast strike. Additional data obtained from oriented drill core samples has identified the mineralization to be predominantly structurally controlled, having multiple phases of mineralization and containing post mineralization cross cutting structures which offset the main mineralized body.

This drilling has identified numerous gold intercepts in three sub-parallel epithermal vein systems over an area of 1.3 kilometres x 0.4 kilometre.

All three veins systems are open along strike and will continue to be the focus of the drilling effort during this next phase of the drilling program which will now progressively step out toward the southeast of the project area to evaluate their strike extent.

In addition to the above, numerous drill ready targets identified during the late 2009/early 2010 exploration work remain untested and will be drilled during this second phase.

Trenching Program

In conjunction with the diamond drilling program now underway, the Company has completed 243 trenches for a total of 3,972 metres.

The trenching program has resulted in the discovery of two additional sub parallel gold mineralized structures located 170 metres north and 80 metres south respectively to the principle structure which was identified by detailed mapping and sampling completed in the first quarter of 2010.

Results for the first 227 trenches totaling 3,636 metres have been received. Highlights of the trenching results are listed below.

Trench result highlights include:

Table 2:

Trench ID	From (metres)	To (metres)	Intercept Length (metres)	Au (g/t)

ONT-16-6	9.00	13.00	4.00	2.21
includes	12.00	13.00	1.00	5.68
ONT-16-11	4.00	8.00	4.00	1.22
includes	5.00	6.00	1.00	4.59
ONT-16-13	8.00	17.00	9.00	0.60
includes	11.00	12.00	1.00	2.84
ONT-16-14	14.00	17.00	3.00	0.89
ONT-16-14	19.00	20.00	1.00	8.68
ONT-16-19	3.00	7.00	4.00	0.80

includes	4.00	5.00	1.00	2.19
ONT-17-28	19.00	20.00	1.00	3.99
ONT-17-29	1.00	5.00	4.00	0.95
includes	4.00	5.00	1.00	2.16
ONT-17-31	11.00	14.00	3.00	0.96
ONT-17-35	8.00	17.00	9.00	0.79
includes	13.00	14.00	1.00	4.59
ONT-18-19	2.00	4.00	2.00	2.89
includes	2.00	3.00	1.00	5.43
ONT-18-24	19.00	21.00	2.00	0.92
ONT-18-38	16.00	29.00	13.00	1.02
includes	17.00	18.00	1.00	10.88
ONT-19-28	3.00	8.00	5.00	0.91
includes	7.00	8.00	1.00	3.59
ONT-21-9	0.00	8.00	8.00	1.86
includes	1.00	3.00	2.00	2.45
ONT-21-11	15.00	17.00	2.00	2.32
includes	15.00	16.00	1.00	3.03
ONT-21-16	1.00	15.00	14.00	0.54
includes	10.00	11.00	1.00	1.54

The trenching program will continue aggressively expanding into new areas on the concession which the Company believes is prospective for intrusive related epithermal gold bearing vein systems as evidenced by the discovery during this phase of work.

The Company is encouraged by the positive results achieved by the first phase of exploration trenching and drilling on the Oro Del Norte Concession. Interpretation of both the drill and trench data collected to date confirms the Company’s geological and exploration models for the property.

Petaquilla believes that its 100% owned concessions surrounding its Molejon Gold Project are prospective for intrusive related epithermal gold vein systems and porphyry copper-gold-molybdenum deposits.

Petaquilla is solely funding exploration on its 100% owned concessions.

Mr. John Kapetas, P. Geo., a Qualified Person as defined by National Instrument 43-101 and the Company’s Vice President Exploration & Resources Development, has been overseeing the exploration field program. Mr. Kapetas is ensuring that the appropriate quality assurance protocols are being followed and that the data is being qualified under strict quality controls. He has reviewed and verified the technical mining information contained in this news release.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842-square kilometer concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Director and Non-Executive Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.